EXHIBIT 99.1

For Immediate Release 22-51-TR	Date:	September 14, 2022

Teck to Release Third Quarter 2022 Results on October 27, 2022

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its third quarter 2022 earnings results before market open on Thursday, October 27, 2022.

A webcast to review the results will be held as follows:

Date:	Thursday, October 27, 2022
Time:	8:00 a.m. PT / 11:00 a.m. ET
Listen-Only Webcast:	teck.com
Dial In for Investor & Analyst Q&A:	416.915.3239 or 1.800.319.4610
Quote “Teck Resources”, to join the call

An archive of the webcast will be available at teck.com within 24 hours.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com